Eiseman Levine
Lehrhaupt & Kakoyiannis

A PROFESSIONAL CORPORATION
805 THIRD AVENUE
NEW YORK, NEW YORK 10022
TELEPHONE (212) 752‑1000
FACSIMILE (212) 355-4608

January 12, 2017

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	Network-1 Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 30, 2016 File No. 1-15288

Dear Ms. Blye:

On behalf of Network-1 Technologies, Inc. (the "Company"), set forth below is the Company's response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") as set forth in the Staff's comment letter, dated December 20, 2016.

For ease of reference, the headings and number references set forth below correspond to the headings and numbers in the Staff's comment letter, and we have set forth below the text of the Staff's comments prior to each response.

1.                General:

On page 2, you state that you have license agreements with respect to your remote power patent with Cisco Systems, Inc., Samsung Electronics Co. Ltd. and Huawei Technologies Co., Ltd.  We are aware of publicly available information indicating that each of these companies may sell its products into Sudan and/or Syria.  Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, licensees, customers or other direct or indirect arrangements.  You should describe any technology, information or services you have provided to Sudan or Syria, directly or indirectly, and any agreements or other contacts you have had with the governments of those countries or entities they control.

Eiseman Levine
Lehrhaupt & Kakoyiannis

Cecilia Blye, Chief
Office of Global Security risk
Division of Corporate Finance
United States Securities and Exchange Commission
January 12, 2017

Response:

We advise the Staff that the Company has no past, current or anticipated contacts with Sudan or Syria, either on a direct or indirect basis.

The Company has not entered into any agreements or arrangements with Sudan or Syria, directly or indirectly, and has no future plans to enter into any such agreements or arrangements.  In addition, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets, liabilities or revenue associated with activities in either of those countries.

The Company's business is limited to the development, licensing and protection of its intellectual property (patents).  Network-1 does not manufacture or sell any products.  At the time the Company entered into license agreements with Cisco Systems, Inc. ("Cisco"), Samsung Electronics Co. Ltd. ("Samsung") and Huawei Technologies Co., Ltd ("Huawei") for its Remote Power Patent, the Company did not have, and the Company does not presently have, knowledge with respect to business activities of such licensees in Sudan or Syria (other than references in articles in the press and references in responses to SEC comment letters and responses which were first reviewed by the Company after receipt of the Staff's comment letter).  Each of the Company's license agreements with Cisco, Samsung and Huawei were entered into as a result of settlement of patent infringement litigation asserted by the Company.  The Company has no control as to where Cisco, Samsung or Huawei (or any of its other licensees) sell their products.  Neither Cisco, Samsung or Huawei provide the Company with country based sales information as to where their products are sold.

Eiseman Levine
Lehrhaupt & Kakoyiannis

Cecilia Blye, Chief
Office of Global Security risk
Division of Corporate Finance
United States Securities and Exchange Commission
January 12, 2017

The Company's non-exclusive license agreement with Cisco, dated May 25, 2011, obligates Cisco to pay the Company ongoing royalties based on their sales of power over Ethernet (PoE) products sold or made in the United States.  Both Samsung and Huawei entered into fully-paid license agreements with the Company so the Company receives no ongoing royalties from the sale of PoE products in the United States or any foreign country by either Samsung or Huawei.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. – designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Eiseman Levine
Lehrhaupt & Kakoyiannis

Cecilia Blye, Chief
Office of Global Security risk
Division of Corporate Finance
United States Securities and Exchange Commission
January 12, 2017

Response:

As indicated in our response to Comment No. 1 above, the Company has not had any contact with Sudan or Syria and therefore has no quantitative or qualitative factors to provide.  In addition, because the Company has no contacts with Sudan and Syria, there is no material investment risk for security holders.

3. We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws.  Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business with Huawei.

Response:

On July 6, 2015, the Company entered into a non-exclusive, fully-paid license agreement with Huawei for the Company's Remote Power Patent.  As previously referenced, the Company receives no ongoing royalties from Huawei for sales of its PoE products in the United States or any foreign country.  At the time Huawei became a licensee of the Company, the Company did not have, and the Company does not presently have, knowledge of Huawei's business activities in Iran, Sudan or Syria (other than references in articles in the press and references in SEC comment letters which were first reviewed by the Company after receipt of the Staff's comment letter).  As referenced in our response to Comment 1 above, the Company has no control over where Huawei sells its PoE products and receives no country based sales information from Huawei as to where such products are sold.  Huawei's

Eiseman Levine
Lehrhaupt & Kakoyiannis

Cecilia Blye, Chief
Office of Global Security risk
Division of Corporate Finance
United States Securities and Exchange Commission
January 12, 2017

payment to the Company for the fully paid license constituted less than 2.5% of the Company's revenue for the year ended December 31, 2015.  Since publicly disclosing that Huawei is a licensee of the Company (July 2015), the Company has not received any inquiries from investors, analysts or others in the investment community expressing concern regarding such contractual relationship.  Although the Company understands that certain investors, analysts and others in the investment community as well as regulatory bodies have concerns about contractual relationships with companies that have business dealings with U.S. designated state sponsors of terrorism, based upon the foregoing, the Company does not believe its contractual relationship with Huawei will cause reputational harm to the Company.

If you have any questions about this filing, please contact the undersigned at (212) 752-1000.

Very truly yours,

/s/ Sam Schwartz
Sam Schwartz

cc:	Corey M. Horowitz, Chairman and CEO Netwok-1 Technologies, Inc.